Information furnished to the Securities and Exchange Commission on March 14, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

[ X ] PRESS RELEASE PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No

Schedule of Information contained in this report

Intertek Testing Services Limited Press Release dated March 14, 2002

Pages 1 –3

PRESS RELEASE

Four Founders Sign Definitive Agreement to Form Neolytica:

New Company Targets Outsourcing of Analytical Testing Services

Common Press Release By:

     Air Products, The Dow Chemical Company,
Intertek Testing Services, and Thermo LabSystems.

ANN ARBOR, Mich. (USA) – March 14, 2002 – Four industry leaders have signed a definitive agreement forming Neolytica (www.neolytica.com), a Web-enabled, single point of contact for outsourcing and contracting analytical testing services. Air Products and Chemicals, Inc. (NYSE: APD), The Dow Chemical Company (NYSE: DOW), Intertek Testing Services and Thermo LabSystems, a Thermo Electron business (NYSE: TMO), entered into the joint venture to address growing demand for cost reduction through outsourcing analytical testing and laboratory information management. The operational launch date for Neolytica is planned for the first half of 2002. Financial terms of the agreement were not disclosed.

     With nearly $10 billion in analytical services currently being outsourced and anticipated growth of more than 20 percent per year, Neolytica enters the $100 billion analytical services industry at a time when outsourcing options are heavily sought after. Initially targeting the chemical, consumer goods, industrial gases, petroleum and plastics industries, Neolytica is designed to create cost-saving efficiencies by enabling customers to better leverage capital, equipment and personnel by supplementing or replacing their analytical testing and information management functions.

     Neolytica will deliver comprehensive services and resources through an extensive global network of independently qualified analytical facilities. The company’s offering includes analytical testing, consulting, laboratory information management systems (LIMS), supply ordering, training, sample management and knowledge base management. Neolytica also has plans to serve as an application service provider (ASP) for LIMS.

     “The established customer commitments, negotiated service network and best-in-class technology providers we have assembled will help ensure Neolytica’s long-term sustainability,” said Dave Kepler, vice president, electronic business, and chief information officer of The Dow Chemical Company. “The combination of expertise and stability the founders bring to the company provides customers with an unprecedented level of security, reliability and accuracy.”

     Neolytica simplifies outsourcing by identifying the most appropriate resources from its extensive network of internationally recognized, qualified labs; initiating contracts; managing multiple projects with multiple labs; and customizing reports and tests to meet customer specifications.

     “Neolytica makes outsourcing easier and more cost-effective by reducing or eliminating the costs associated with finding, qualifying and maintaining labs,” said Bernard Guerini, Vice President, North America Gases, Air Products. “Neolytica also enables us to more efficiently allocate other resources. For example, our in-house technicians can now focus on more specialized and higher-value projects.”

      Enabling customers to outsource basic testing, without sacrificing quality, and to efficiently manage the data collected are chief components of Neolytica’s services. “The LIMS ASP component of Neolytica will make the accessibility and management of laboratory information simple and cost effective for our customers,” said Gordon Logan, President of the Informatics Division of Thermo Electron and Managing Director of Thermo LabSystems. “The deployment of LIMS using secure networks over the Internet will also enable companies to more effectively align information technology resources and streamline supply chains through standardized data formats.”

     Qualified Member Labs will also experience significant cost savings and revenue growth opportunities with Neolytica, resulting in greatly increased profit potential. “The vastly increased operating scale of Neolytica will provide member labs with new channels for delivering high quality and competitive analytical testing services to their customers,” said Mark Loughead, President of Caleb Brett USA, a division of Intertek Testing Services. “Neolytica’s advanced capabilities for multiple project entry, billing and sample tracking, LIMS management and supply ordering will create better capacity utilization, enhanced buying power and easier customer acquisition for participating labs.”

     Future target market segments for Neolytica will include metals, pharmaceuticals, agrochemicals, electronics, and biotech industries.

Note: The forward-looking statements contained in this document involve risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the company's expectations will be realized. The company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

INTERTEK TESTING SERVICES

Bill Spencer	Richard Nelson
Chief Financial Officer	Chief Executive Officer

Tel No: +44 20 7396 3400	Tel No: +44 20 7396 3400

March 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ William Spencer
	Name:	William Spencer
	Title:	Director
	Date:	March 14, 2002